FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

May 10, 2006

ALMADEN MINERALS LTD.

(Translation of registrant's name into English)

750 West Pender Street, Suite 1103, Vancouver, B.C. Canada  V6C 2T8

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X    Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ......  No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

Exhibit List:

Interim Consolidated Financial Statements for the three months ended 03/31/06, dated 04/26/06

Management Discussion & Analysis for the three months ended 03/31/06, dated 04/26/06

Form 52-109F2, CEO Certification of Interim Filings dated 05/02/06

Form 52-109F2, CFO Certification of Interim Filings dated 05/02/06

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Almaden Minerals Ltd.

(Registrant)

By:/s/ Duane Poliquin

(Signature)

Duane Poliquin, President

Date: May 10, 2006